1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 14, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,037

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,037 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI Qatar Capped ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation March 25, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please clarify in the investment objectives section if the Fund tracks the investment results of the underlying index before or after fees and expenses.

Response: The Trust respectfully notes that Fund tracks the investment results of the underlying index before the fees and expenses of the Fund, and that the following statement is already included in the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund.”

Comment 2: The Principal Investment Strategies section states that the Fund may invest in money market funds. Please confirm that the Fund will not need to disclose acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Response: The Fund currently does not expect to incur material amounts of acquired fund fees and expenses and will therefore not need to disclose acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Comment 3: The Principal Investment Strategies section states that the Fund may invest in futures, options and swap contracts. Please note that to the extent that the Fund will write credit default swaps, the notional value will need to be “covered” with liquid assets.

Response: While the Fund does not currently intend to write credit default swaps, but reserves the right to do so in the future, the Fund will do so in compliance with the Investment Company Act of 1940 and guidance of the SEC and its staff.

Comment 4: In the strategies section, please identify the types of swaps that the Fund will use.

Response: While the Fund does not currently intend to enter into swaps, but reserves the right to do so in the future, the Fund will do so in compliance with the Investment Company Act of 1940 and guidance of the SEC and its staff. The Fund anticipates that should it enter into swaps in the future, it would likely enter into equity total return swaps and currency swaps.

Comment 5: If the Underlying Index of the Fund is concentrated, please disclose this.

Response: The Underlying Index may become concentrated from time to time. As disclosed in the Prospectus, the Fund’s investments may be concentrated in a particular industry to the extent the Underlying Index is concentrated. The Fund believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund will publish its current portfolio holdings on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries.

Comment 6: In the strategies section, please disclose, if accurate, that Qatar is considered a frontier market. Please confirm that Qatar has not been upgraded from a frontier market to an emerging market.

Response: The Trust notes that the Fund’s index provider, MSCI, currently classifies Qatar as a frontier market. However, MSCI has announced that it will be reclassifying Qatar as an emerging market in connection with its May 2014 Semi Annual Index Review. Because Qatar will be considered a frontier market at the Fund’s inception and for a brief period of time thereafter, the Fund has included “Risk of Investing in Frontier Markets” in the “Principal Risks” section of the Prospectus. However, because of the upcoming reclassification of Qatar as an emerging market, the Trust believes that the current disclosure is sufficient.

Comment 7: Please consider whether the risks of investing in small capitalization companies should be added to the prospectus.

Response: The Trust respectfully notes that “Small-Capitalization Companies Risk” is included in the Fund’s prospectus in the section “A Further Discussion of Other Risks.”

Comment 8: Please explain why Indian Economic Risk is listed as a principal risk for the Fund.

Response: The Trust respectfully submits that the Fund’s Principal Risk section includes Indian Economic Risk because India is a significant trading partner of Qatar.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman
Joel Whipple
Michael Gung